Exhibit 99.1

DYNAGAS LNG PARTNERS LP ANNOUNCES RESULTS OF 2024 ANNUAL MEETING OF LIMITED PARTNERS

ATHENS – December 6, 2024 – Dynagas LNG Partners LP (the “Partnership”) (NYSE: “DLNG”), an owner and operator of liquefied natural gas carriers, conducted its Annual Meeting of Limited Partners on November 29, 2024, in Athens, Greece. The following resolutions were approved:

1.	To re-elect Evangelos Vlahoulis as a Class I Director to serve for a three-year term until the 2027 Annual Meeting of Limited Partners; and

2.	To ratify the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Partnership’s independent auditors for the fiscal year ending December 31, 2024.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NYSE: DLNG) is a master limited partnership which owns and operates liquefied natural gas (LNG) carriers employed on multi-year charters. The Partnership’s current fleet consists of six LNG carriers, with aggregate carrying capacity of approximately 914,000 cubic meters. Visit the Partnership’s website at www.dynagaspartners.com.

Contact Information:
Dynagas LNG Partners LP
Attention: Michael Gregos
Tel. +30 210 8917960
Email: management@dynagaspartners.com

Investor Relations / Financial Media:
Nicolas Bornozis / Markella Kara
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, NY 10169
Tel. (212) 661-7566
E-mail: dynagas@capitallink.com